Exhibit 99.5

Scott Family First Interstate BancSystem, Inc. (“FIBK”) Shareholders Group

Committee Charter

Adopted 2-21-20 | Revised 2.21.24

Rationale

WHEREAS, the Scott Family (the “Family”) has a long history of ownership of FIBK, initially, as a private company, and, after FIBK went public in 2010, as a major shareholder of FIBK; and

WHEREAS, the Family currently owns FIBK “Common Shares” that are listed on the NASDAQ stock exchange; and

WHEREAS, members of the Family are party to that certain Stockholders’ Agreement, dated as of September 15, 2021 (the “Stockholders’ Agreement”), by and between FIBK and the Family shareholders party thereto, pursuant to which, among other things, the Family shareholders are entitled to (i) nominate directors and observers to the Board of Directors of FIBK, (ii) nominate and approve directors (“Directors”) to the board of directors of the First Interstate BancSystem Foundation (“FIBK Foundation”), (iii) exercise certain registration rights with respect to their Common Shares, and (iv) receive information and presentations from management (collectively, the “SH Agreement Rights”); and

WHEREAS, members of the Family that are party to the Stockholders’ Agreement are deemed to be a group for US securities law purposes and, accordingly, report their ownership of FIBK Common Shares on a Schedule 13D with the Securities and Exchange Commission (“SEC”), identifying the members of that group. As of the date hereof, the Schedule 13D filing group is made up of three current Directors (Jim Scott, John Heyneman and Jon Scott), one current Board Observer (Jeremy Scott), one former Director (James Scott), Risa Kae Scott, Julie Scott Rose and Susan Heyneman who are neither Directors nor Board Observers, and the estate of Homer Scott. The Schedule 13D filing group includes the nine Family members mentioned above and is referred to internally as the “Scott Family FIBK Shareholder Group” (the “Shareholder Group”); and

WHEREAS, Family members currently hold, and under the Stockholders’ Agreement are expected to hold, seats on the Board of Directors of FIBK, and other family members are currently designated and under the Stockholders’ Agreement are expected to be designated as “Board Observers.” In those roles, those Family members have access to material non-public information (“MNPI”) of FIBK; and

WHEREAS, Directors owe fiduciary duties of care and loyalty to FIBK and all FIBK shareholders. Board Observers are not subject to those fiduciary duties but must sign a Board Observer and Confidentiality Agreement (the “BOCA”), which also contains restrictions on insider trading consistent with FIBK’s Insider Trading Policy, and abide by any blackout, approval or notification requirements specified therein, as well as any anti-pledging policy then in effect for insiders. Family members who are Directors and other Family members who are part of the Shareholder Group and who do not disclaim the right to receive confidential information (as described below), are or will be subject to confidentiality agreements having comparable terms to the BOCA (collectively, the “Confidentiality Agreements”). Both Directors and Board Observers who enter into a BOCA are permitted by FIBK to use MNPI solely for the benefit of FIBK. In addition, the Family members who are Directors or Board Observers or are otherwise members of the Shareholder Group and who do not disclaim the right to receive confidential information (as described below) are further authorized by FIBK to use MNPI for their own benefit, but only when acting solely in their capacities as shareholders of FIBK, consistent with the approved purposes outlined in their respective Confidentiality Agreements;

WHEREAS, certain Family members who are members of the Shareholder Group, but are not Directors or Board Observers, have elected to disclaim the right to receive confidential information that constitutes MNPI of FIBK. Such Family members are referred to as “Public Information Only Members”. Public Information Only Members are members of the Shareholder Group and entitled to participate in that capacity, but will not receive confidential information that constitutes MNPI of FIBK and, accordingly, are not subject to restrictions on insider trading under FIBK’s Insider Trading Policy or the anti-pledging policy currently in effect for insiders. To become a Public Information Only Member, a written notice of such election must be submitted to FIBK, in a form previously agreed among FIBK, the Shareholder Group and outside legal counsel; and

WHEREAS, shareholders have the right to vote their shares consistent with their own best interests when exercising contractual rights they may hold and/or considering any action requiring a shareholder vote to approve such action, including, without limitation, the election of directors, approving the issuance of greater than 20% of the outstanding shares of FIBK, and potential mergers of FIBK with third parties; and

WHEREAS, the Family Board members have been informed by FIBK management and their fellow Directors that it would be in the best interest of FIBK for management and those other Directors to understand the Family’s perspective on, or otherwise engage in confidential discussions with the Family regarding, the Family’s exercise of its SH Agreement Rights and/or certain major matters requiring shareholder approval, including significant potential M&A transactions, director elections, and other issues of interest to the Family; and

WHEREAS, The purpose of the Shareholder Group is to (i) effectively exercise the SH Agreement Rights, (ii) review important shareholder issues, including with respect to the SH Agreement Rights or prior to the taking of a vote of FIBK shareholders, (iii) attempt to reach a consensus point of view on those issues, and (iv) be in a position to communicate on behalf of the Shareholder Group to FIBK management and Board of Directors.

Charter of Scott Family FIBK Shareholder Group

Purposes: The Shareholder Group will: (1) Exercise the SH Agreement Rights in a coordinated manner in the interests of the Scott Family shareholders, including, as applicable, (a) determining the Shareholder Group’s designees and observers to FIBK’s Board, (b) determining the Shareholder Group’s designees to the FIBK Foundation Board, as well as independent directors to the same, and (c) coordinating the exercise of registration rights with respect to potential sales of Common Shares, in each case, consistent with the terms of the Stockholders’ Agreement, (2) Periodically review important shareholder issues, including with respect to the SH Agreement Rights or prior to the taking of a vote of FIBK shareholders, and attempt to reach a consensus point of view on each issue, and (3) Communicate the views of the Shareholder Group to FIBK management and the Board of Directors, as appropriate.

Membership: Members of the Shareholder Group will be Family shareholders who are parties to the Stockholders’ Agreement. If the Shareholder Group membership changes, to add a Family member who is not a party to the Stockholders’ Agreement, as a condition to including such new Family member to the Shareholder Group, that individual must first (i) agree in writing to be bound by the Stockholders’ Agreement, and (ii) unless that individual elects to be a Public Information Only Member, enter into a separate Confidentiality Agreement with FIBK under which that Family member agrees to comply with FIBK insider trading and confidentiality agreements to the same extent as all current Shareholder Group members, and will become subject to the anti-pledging policy currently in effect for FIBK insiders. Currently, the Shareholder Group includes representation of all five Family branches and represents approximately 75.22% of the total voting power held by the Scott Family shareholders. To provide a basis for reaching a consensus that the broader Family will more likely accept, the Shareholder Group strongly encourages succession planning for future Shareholder Group membership by each Family branch. New members will be selected in order to maintain balanced representation and promote succession. New members will be selected by the vote of 60% of the current members of the Shareholder Group, with input sought from Shareholder Group members regarding their own branch succession plans.

Leadership: The Shareholder Group will elect a Chair annually. The responsibilities of the Chair will be to: (1) call meetings of the Shareholder Group, (2) develop an agenda for such meetings (with input from the members), (3) provide leadership during the meetings, (4) update Shareholder Group members between meetings, as and when appropriate to do so, (5) work with the members to find and engage resources to serve the Shareholder Group, as and when necessary, (6) develop proposed annual objectives, budget, and year-end evaluation for Shareholder Group approval, (7) oversee the communication process with FIBK management and non-Family Board members on issues of concern to the Shareholder Group, and (8) act on such other matters as the Shareholder Group may request, from time-to-time. The Shareholder Group will utilize the services of Scott Family Services, Inc., including (i) administrative support and funding, (ii) monitoring the Family’s collective FIBK common stock ownership, and (iii) coordinating and assisting with the Family’s liquidity strategies.

Eligibility to serve as director designee, Board observer or FIBK Foundation board designee: In accordance with the terms of the Stockholders’ Agreement, in order to be eligible to be nominated by the Shareholder Group as a Director or Board Observer or a Family designee to the FIBK Foundation board, an individual must be either (a) a lineal descendant (including any descendant by legal adoption prior to age 18) of Homer A. Scott (a “Scott Family Descendant”), (b) a spouse by marriage through solemnization or declaration (excluding a spouse by common law marriage) of a Scott Family Descendant (a “Scott Family Spouse”), (c) a stepchild of a Scott Family Descendant whose parent, at the applicable time of designation by the Shareholder Group as a director designee, board observer or designee to the FIBK Foundation board, as the case may be, is a Scott Family Spouse of such Scott Family Descendant, or (d) any other person approved by the FIBK’s Nominating and Governance Committee in its sole discretion. Nominees should meet certain expectations described in FIBK Governance Guidelines for Directors. Any person who is a Director, a Board Observer or an FIBK Foundation board designee is expected to receive MNPI of FIBK and, accordingly, will be required to enter into a Confidentiality Agreement with FIBK and is expected to be subject to FIBK’s Insider Trading Policy, including the anti-pledging policy currently in effect. Public Information Only Members cannot be Directors, Board Observers or FIBK Foundation board designees.

Meetings: The members of the Shareholder Group receiving MNPI will meet at least quarterly. The Shareholder Group will meet semi-annually, and at such other times as the Chair may deem necessary or appropriate (with input from the members). The semi-annual meetings will allow the Shareholder Group to discuss, from the perspective of the Family shareholders, matters of concern to shareholders arising at or prior to such time. Shareholder Group discussions may include references to MNPI of FIBK, and Public Information Only Members will be required to recuse themselves from, and may not participate in, any portion of Shareholder Group discussions that do include references to MNPI of FIBK. The Shareholder Group expects important issues for discussion to include, in addition to SH Agreement Rights, FIBK strategy, director elections and M&A activity. From time-to-time, FIBK management and/or independent Directors may be invited to attend meetings of the Shareholder Group. Other presenters or resources may also be invited, as the Chair or the Shareholder Group generally deems appropriate.

Shareholder Group decisions and actions, including under Stockholders’ Agreement: The Shareholder Group is composed of Family shareholders. Family shareholders make decisions by voting their shares. The Shareholder Group will only be able to act in a unified manner, and communicate clearly with FIBK management and the Board, if its Family shareholder members are able to reach a consensus on issues considered by the Shareholder Group. In addition, under the Stockholders’ Agreement, exercise of rights by the Shareholder Group generally requires the approval of two-thirds of the Scott Family shareholders party to the Stockholders Agreement. Therefore, the goal is to have Shareholder Group decisions made by consensus, both to achieve the requisite approval to exercise SH Agreement Rights and for Shareholder Group members voluntarily to vote their shares of FIBK common stock in accordance with that consensus. Whether or not the Shareholder Group reaches a consensus, however, all members of the Shareholder Group understand that, as to election of directors, their FIBK shares are required to be voted in accordance with the Stockholders Agreement and, as to any other matters, each of them will be free to vote the FIBK shares beneficially owned by such other member as such member may choose. The Shareholder Group members understand that the goal of consensus may not always be achieved.

Relationship with the broader Family shareholder group: At least quarterly during each calendar year, or as needed, the Shareholder Group will arrange for a gathering of all members of the Family who are FIBK shareholders. At that gathering, the Shareholder Group will discuss subjects of interest to the broader Family shareholder base. These meetings may include, by invitation from the Shareholder Group, members of FIBK management and/or independent Directors or other resources. No member of the Shareholder Group may share FIBK MNPI with any member of the broader Family group, either at these meetings or in any other venue. The broader Family meetings will be scheduled to keep the broader group advised on FIBK issues relevant to Family shareholders. The Shareholder Group intends for such meetings to take place prior to any meeting of shareholders of FIBK at which FIBK shareholders will be voting. Within the limits of applicable SEC rules and regulations regarding solicitation of proxies, the Shareholder Group will explain any action recommended by the Shareholder Group for the consideration of the other Family shareholders.

No agreement as director: Each member of the Shareholder Group who is also a Director will participate on the Shareholder Group only in his or her capacity as a FIBK shareholder. No action or decision of the Shareholder Group will limit or restrict any action taken by a Director in his or her capacity as a Director.

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